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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _____________________

OR

[X]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from January 1, 2016 to September 14, 2016

Commission File Number 001-09057

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Integrys Energy Group
Employee Stock Ownership Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEC Energy Group, Inc.
231 West Michigan Street
P.O. Box 1331
Milwaukee, WI 53201

______________________________________________________________________________
______________________________________________________________________________

Financial Statements and Exhibits:

(a)    Financial Statements:

Integrys Energy Group Employee Stock Ownership Plan
Report of Independent Registered Public Accounting Firm.
Statements of Net Assets Available for Benefits as of September 14, 2016 and December 31, 2015.
Statement of Changes in Net Assets Available for Benefits for the Period January 1, 2016 through
September 14, 2016.
Notes to Financial Statements.

(b)    Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm - Schenck SC

Note:    All schedules required by Section 2520.103-10 of the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Security Act of
1974 have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Integrys Energy Group Employee Stock Ownership Plan
Name of Plan

Date:    March 10, 2017    By: /s/Lisa R. George
Lisa R. George, Director Total Rewards for WEC Energy
Group, Inc. and Chair of the Employee Benefits Committee

INTEGRYS ENERGY GROUP
EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS
September 14, 2016 and December 31, 2015

INTEGRYS ENERGY GROUP
EMPLOYEE STOCK OWNERSHIP PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the WEC Energy Group, Inc.
Employee Benefits Committee

We have audited the accompanying statements of net assets available for benefits of the Integrys Energy Group Employee Stock Ownership Plan (the Plan) as of September 14, 2016 and December 31, 2015, and the related statement of changes in net assets available for benefits for the period January 1, 2016 through September 14, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 14, 2016 and December 31, 2015 and the changes in net assets available for benefits for the period January 1, 2016 through September 14, 2016, in conformity with accounting principles generally accepted in the United States of America.

As further described in Notes 1 and 7, on September 14, 2016, the Plan and all assets of the plan were transferred and merged into new plans. Our opinion is not modified with respect to this matter.

/s/ Schenck SC

Certified Public Accountants

Green Bay, Wisconsin
March 10, 2017

INTEGRYS ENERGY GROUP
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 14, 2016 AND DECEMBER 31, 2015

	2016	2015

ASSETS:
Investments, at fair value:
Non-participant directed:
Common stock of WEC Energy Group, Inc.	$—	$266,979,373
Mutual fund	—	41
Participant directed:
Mutual funds	—	24,280,036
Collective trust funds	—	8,770,046
Stable return collective trust fund	—	6,460,496
Total investments	—	306,489,992

Receivables:
Employer contributions	—	970,426

Cash	—	7,341

NET ASSETS AVAILABLE FOR BENEFITS	$—	$307,467,759

The accompanying notes are an integral part of the financial statements.

INTEGRYS ENERGY GROUP
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD JANUARY 1, 2016 THROUGH SEPTEMBER 14, 2016

ADDITIONS:
Employer contributions	$10,066,945

Investment income:
Interest and dividend income	7,225,072
Net appreciation in fair value of investments	43,511,637
Total investment income	50,736,709

Total additions	60,803,654

DEDUCTIONS:
Benefits paid to participants	36,076,324
Dividend distributions	295,373

Total deductions	36,371,697

NET INCREASE	24,431,957

TRANSFERS FROM OTHER PLANS	232,942
TRANSFER DUE TO PLAN MERGER	(332,132,658)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	307,467,759

End of period	$—

The accompanying notes are an integral part of the financial statements.

INTEGRYS ENERGY GROUP
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN
The following brief description of the Integrys Energy Group Employee Stock Ownership Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document, as amended.
General - The Plan was established effective January 1, 1975, as a defined contribution employee stock ownership plan. The Plan invested principally in the common stock of WEC Energy Group, Inc., and prior to June 29, 2015, invested in the common stock of Integrys Energy Group, Inc. The Plan was designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended, and was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Acquisition - On June 29, 2015, Integrys Energy Group, Inc. ("Integrys") was acquired by Wisconsin Energy Corporation, which changed its name to WEC Energy Group, Inc. ("WEC" or the "Company"). The Plan received the same transaction consideration (1.128 WEC shares plus $18.58 cash per share for each share of Integrys stock) as was received by all other Integrys shareholders. Effective with this transaction, the Integrys Employee Benefits Administrator Committee ("EBAC") was dissolved and overall responsibility for administration of the Plan was reassigned to the WEC Employee Benefits Committee and the WEC Investment Trust Policy Committee.
Plan Merger - Effective as of September 14, 2016, WEC established two new defined contribution plans known as the WEC Energy Group Retirement Savings Plan (the "RSP") and the WEC Energy Group Limited Retirement Savings Plan (the "Limited RSP") and approved the transfer of accounts to the Limited RSP and the merger of accounts into the RSP. Accounts in the Plan of seasonal, temporary, limited term, project workers and other such eligible employees ("Seasonal Employees") in active employment as of September 13, 2016 were transferred to the Limited RSP. The remaining accounts in the Plan of regular employees and former Seasonal Employees were merged into the RSP. There were no significant changes to plan provisions after the transfer to the Limited RSP and merger to the RSP. Participants were credited with their prior service in the Plan for vesting and eligibility purposes.
Plan Sponsor -  Wisconsin Public Service Corporation, a wholly owned subsidiary of Integrys Holding, Inc. (formerly Integrys Energy Group, Inc.), was the Plan sponsor.

Plan Administration - Through June 29, 2015, overall responsibility for administration of the Plan rested with the Integrys EBAC, which consisted of Integrys employees. Effective June 29, 2015, overall responsibility for administration of the Plan moved to the WEC Employee Benefits Committee, which consists of Company employees. Wells Fargo Bank N.A. (the “Trustee”) served as the Plan’s trustee and had custody of all cash and investments of the Plan. Wells Fargo Bank N.A. was also the recordkeeper for the Plan and maintained the individual participant accounts. Costs of administering the Plan were paid by either the Plan or the Company.

Eligibility - Administrative employees of legacy Integrys were generally eligible to participate in the Plan except for limited-term employees (unless limited-term employees work one year and 1,000 hours and/or were participating in one of the Integrys employee savings plans). Limited-term employees were defined under the Plan as employees of legacy Integrys or its affiliates who were hired for a limited period of time. Administrative employees who were students and interns were not eligible to participate in this Plan. Certain non-administrative employees (employees covered by a collective bargaining agreement) were eligible to participate in the Plan. Certain non-administrative employees from Local 420 of the International Union of Operating Engineers AFL-CIO (“Local 420”), Local 18007 of the Gas Workers Union, UWUA, AFL-CIO (“Local 18007”), Local 2285 of the International Brotherhood of Electrical Workers, AFL-CIO (“Local 2285”), Local 12295 of the United Steelworkers Union (“Local 12295”), Local 31 International Brotherhood of Electrical Workers (“Local 31”), and Local 417 of the Utility Workers of America, AFL-CIO (“Local 417”) also participated in the Plan. Each collective bargaining agreement set forth which non-administrative employees were eligible to participate in the Plan.
Employer Contributions - Through December 31, 2015, contributions to the Plan on behalf of administrative employees and certain non-administrative employees were made in WEC or Integrys common stock, as applicable, and matched participant contributions to other plans. Beginning January 1, 2016, contributions to the Plan were made in cash and were participant directed. The matching contributions had a value equal to a 100% match on the first 5% of eligible pay that each participant deferred into the Integrys Energy Group 401(k) Plan for Administrative Employees, the Wisconsin Public Service Corporation Non-Administrative Employees’ Savings Plan (for participants hired or rehired on or after December 18, 2009 for Local 420, January 15, 2010 for Local 12295, March 22, 2011 for Local 31, and February 16, 2012 for Local 417), or the Peoples Energy Employee Thrift Plan (for participants hired or rehired on or after May 1, 2008 for Local 18007 and July 1, 2008 for Local 2285). Such contributions totaled $8,474,818 for 2016.
Pursuant to a union contract with Local 420, the Company contributed to the Plan on behalf of eligible employees who were members of Local 420, 2% of a participant’s gross pay.  Also, an additional percentage (as described in the collective bargaining agreement based on the participant’s date of hire/rehire) of a participant’s base pay was contributed to the Plan.  Contributions pursuant to this collective bargaining agreement with Local 420 employees totaled $1,592,127 for 2016.

Transfers From Other Plans -  In connection with the Plan merger, forfeitures of $232,942 were transferred into the Plan from the Integrys Energy Group 401(k) Plan for Administrative Employees, the Wisconsin Public Service Corporation Non-Administrative Employees’ Savings Plan and Trust, and the Peoples Energy Employee Thrift Plan and were used to reduce employer contributions.

Vesting - Participants were immediately vested in their accounts.
Payment of Benefits - Benefits paid to participants represented the amount paid during the period to participants who elected to receive the distribution of their account balance. Non-administrative participants could withdraw from their account shares that were held at least 84 months. Administrative participants could withdraw from their account shares that were received prior to January 1, 2001, and held for at least 84 months. For administrative employees, shares received after January 1, 2001, could be withdrawn only upon termination or retirement. Diversification withdrawals were also allowed for those over age 55 and who had participated in the Plan for over ten years.
Former employees could elect to receive lump sum distributions quarterly as described in the Plan document, or could defer distribution until the year they attained age 69. Participants who died, became disabled, retired, or otherwise terminated employment with the Company were entitled to elect a distribution as early as the next withdrawal opportunity. To the extent provided for by a qualified domestic relations order, and as determined by the administrator, a lump-sum payment could be made to an alternate payee under such order at the next withdrawal opportunity. Fractional shares and balances diversified into mutual funds or the collective trust funds were paid in cash. Amounts held in Company common stock were issued in full share certificates.
Dividend Distributions - Each eligible participant could elect, for dividends declared and payable on WEC common stock that was allocated to the participant account, to be paid in cash directly to the participant or be reinvested in the participant’s account. Dividends that were reinvested in the participant’s account were used to purchase additional shares of Company stock at the closing market price on the payment date of the dividend.
Participant Accounts - Each participant's account was maintained in the Plan and was credited with the employer contributions, as well as allocations of the Plan’s earnings, and charged with an allocation of administrative expenses. Allocations were based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant's vested account.
Investment Options - Through December 31, 2015, contributions to the Plan were nonparticipant directed into Company common stock. Beginning January 1, 2016, participants directed the investments of the employer contributions into mutual funds, collective trust funds, or WEC common stock. Participants had the option to diversify into mutual funds and collective trust funds within the Plan on a quarterly basis. Diversification transactions occurred within a certain time period each quarter.

The mutual funds and collective trust funds were managed by Wells Fargo, Fidelity, Invesco, Loomis Sayles, Vanguard, Hartford, Dodge & Cox, American Funds, and the Northern Trust Company.
Voting Rights - Each participant was entitled to exercise voting rights attributable to the shares of WEC common stock allocated to the participant’s account. Each participant was notified by the Trustee prior to the time that such rights were to be exercised. The Trustee was not permitted to vote any share for which instructions had not been given by a participant.
Plan Amendments - In 2015, the Plan was amended and provided that the cash consideration received in connection with the WEC acquisition was reinvested into additional shares of WEC common stock.

December 2015 Plan amendments, effective as of June 29, 2015, changed the Plan administrator from the Integrys EBAC to the WEC Employee Benefits Committee; reflected the authority of the Company's Chief Executive Officer to adopt certain amendments to the Plan or terminate the Plan; and updated the names of the entities that were participating employers in the Plan.

Additional December 2015 Plan amendments, effective January 1, 2016, provided that matching contributions would be made in cash instead of WEC common stock; clarified that participants directed the investments of their matching contribution; removed the safe harbor feature; added provisions relating to the actual contribution percentage test that applied; made administrative changes, including changes to beneficiary designations required by the Internal Revenue Service; and revised the claims procedures due to dissolution of the EBAC.

In 2016, the Plan was amended to clarify that all employer contributions were to be made in cash instead of WEC common stock as of January 1, 2016.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America required Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition - The Plan’s investments were stated at fair value using methodologies described in Note 4, Fair Value Measurements.

Purchases and sales of securities were recorded on a trade-date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date. Net appreciation included the Plan’s gains and losses on investments bought and sold as well as held during the year.
Contributions Receivable - The Plan recorded employer contributions receivable when earned by the participants.
Administrative Expenses - All administrative expenses of maintaining the Plan, other than investment related expenses, were paid by the Company and/or its affiliates. Investment related expenses were included in net appreciation of fair value of investments.
Risks and Uncertainties - The Plan utilized various investment instruments, but was primarily invested in shares of Company common stock. Investment securities, in general, were exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it was reasonably possible that changes in the values of investment securities would occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Payment of Benefits - Benefit payments to participants were recorded upon distribution. Benefits totaling $- and $13,906,361 were due to participants who had withdrawn but not received payment as of September 14, 2016 and December 31, 2015, respectively.
Subsequent Events - Plan management has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through the date on which the financial statements were issued.

3.	NONPARTICIPANT DIRECTED INVESTMENTS
Through December 31, 2015, the Plan included participant directed and nonparticipant directed investments. Beginning January 1, 2016, all investments were participant directed. Information about the nonparticipant directed investments is as follows:

2015

Net assets:
Common stock	$266,979,373
Mutual fund	41
Employer contribution receivable	970,426

Total	$267,949,840

4.	FAIR VALUE MEASUREMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).
The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 14, 2016 and December 31, 2015.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust funds: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Stable return collective trust fund: Composed primarily of fully benefit-responsive investment contracts that is valued at the NAV of units of the bank collective trust fund. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the issuer requires twelve month's notification in order to ensure that securities liquidations will be carried out in an orderly business manner.
The following table sets forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2015. There were no assets held or valued at September 14, 2016.

	Fair Value Measurements
	at December 31, 2015
	Level 1	Level 2	Level 3	Total

Common stock	$266,979,373	$—	$—	$266,979,373
Mutual funds	24,280,077	—	—	24,280,077
Collective trust funds	—	8,770,046	—	8,770,046
Stable return collective trust fund	—	6,460,496	—	6,460,496

	$291,259,450	$15,230,542	$—	$306,489,992

The following table summarizes the investments measured at fair value based on the NAV per share as of December 31, 2015. There were no assets held or valued at September 14, 2016.

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2015
				Redemption
		Unfunded	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Period

Collective trust funds	$8,770,046	-	Daily	None
Stable return collective trust fund	6,460,496	-	Daily	(a)

(a)
The Wells Fargo Stable Return Collective Trust Fund had a one year redemption period at the Plan level. The valuation date was the close of business on the last business day of the month and the distribution was made the 1st day after the valuation date or as soon as possible. On September 30, 2015, the Plan Sponsor provided a redemption notice to Wells Fargo.

5.	TAX STATUS
The Internal Revenue Service determined and informed the Plan sponsor by a letter dated September 25, 2013, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code. The Plan was amended since receiving the determination letter; however, the Company and Plan Administrator believed that the Plan was designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continued to be tax-exempt.
6.    RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments were shares of a money market fund and a collective trust fund managed by the Trustee and, therefore, these transactions qualified as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The Company provided certain administrative and accounting services to the Plan at no cost.
In addition, certain investments were shares of Company common stock and, therefore, these transactions qualified as party-in-interest transactions. At September 14, 2016, the Plan held no shares of WEC common stock. The Plan transferred 4,679,730 shares of WEC common stock, with a cost basis of $206,238,131, to the RSP and Limited RSP on September 14, 2016. At December 31, 2015, the Plan held 5,203,262 shares of WEC common stock, with a cost basis of $226,731,511. During the period from January 1, 2016 through September 14, 2016, the Plan recorded dividend income of $7,070,944 from investments in WEC common stock.

7.	PLAN MERGER
On September 14, 2016, accounts in the Plan totaling $331,242,472 and $890,186 were transferred to the RSP and Limited RSP, respectively.

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This information is an integral part of the accompanying financial statements.